SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

September 5, 2018

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

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3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Explanatory Note

This Amendment No. 1 on Form 6-K/A to the Report on Form 6-K furnished to the Securities and Exchange Commission on August 30 ,2018 (the "6-K") is being filed solely for the purposes of amending an inadvertent clerical error in the consolidated balance sheets of Q2 2018 - page 2, parallel to "Goodwill" "3,758", should be "3,587" (in thousands US dollars).  Other than such amendment of the typographical error, this Form 6-K/A does not, and does not purport to, amend, update or restate any information set in any other item of the 6-K.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release, dated August 30, 2018 titled "Ituran Location & Control Ltd. Presents results for the second Quarter 2018"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name:	Eyal Sheratzky
Title:	Co-Chief Executive Officer

Date: September 5, 2018